BANCOLOMBIA S.A. PRICES OFFERING OF AMERICAN DEPOSITORY SHARES

Medellín, Colombia, February 1, 2012

Bancolombia S.A. (the “Bancolombia”) (NYSE: CIB) announced that it has priced its public offering of 4,447,002 American Depositary Shares (“ADSs”), representing 17,788,008 preferred shares (the “Equity Offering”), at US$60 per ADS amounting to US$266,8 million.

Bancolombia has also granted the underwriters the option to purchase up to an additional 667,049 ADSs. The ADSs trade on the New York Stock Exchange under the symbol “CIB.” The Equity Offering is expected to close on February 6, 2012, subject to customary closing conditions.

The aggregate amount of the Equity Offering combined with the aggregate amount of the local preemptive rights offering in Colombia that ended on January 27, 2012 will result in approximately US$ $892,1 million in proceeds to Bancolombia, of which US$ 625,3 million were derived from the preemptive rights offering in Colombia.

UBS Investment Bank is acting as global coordinator for the ADS offering, and UBS Investment Bank, BofA Merrill Lynch and J.P. Morgan are acting as joint book-running managers.

The ADSs are being offered pursuant to an effective shelf registration statement (including a prospectus and prospectus supplement) filed with the SEC. Copies of the final prospectus supplement relating to the Equity Offering, when available, may be obtained from UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attn: Prospectus Department or by phone at (888) 827-7275, BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department or by email at dg.prospectus_requests@baml.com or J.P. Morgan Securities LLC, Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, N.Y. 11717 or by phone at (866) 803-9204.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humbert Acosta	Alejandro Mejía
Capital Markets VP	Corporate Development VP	Financial VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837